

Mail Stop 3561

February 6, 2017

Gustavo Estrella
Chief Financial Officer
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14th floor - Suite 142
CEP 04547-005 Vila Olímpia - São Paulo, São Paulo
Federative Republic of Brazil

> **Re: CPFL Energia S.A.**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Form 6-K filed August 12, 2016**
> **Response Dated January 23, 2017**
> **File No. 001-32297**

Dear Mr. Estrella:

We have reviewed your January 23, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2017 letter.

Form 6-K filed August 12, 2016

1. We have reviewed your response to our comment and have the following comments:

- You indicate that you intend to present the non-GAAP measures EBITDA and "EBITDA Pro forma" in future filings. Please confirm if you also intend to present the non-GAAP measure "Adjusted EBITDA."

- Clarify if any of your EBITDA measures include proportional adjustments for investees accounted for under the equity method or if they only include proportional adjustments for consolidated entities that are not wholly-owned.

- Please confirm, if true, that "EBITDA Pro Forma" is the only non-GAAP income measure used in your debt covenant calculations. In doing so, clarify whether or not adjusted EBITDA, adjusted EBIT, adjusted net income and/or adjusted PMSO are used in any covenant calculations.

- It appears that "EBITDA Pro Forma" represents an input to debt covenant formulas rather than a stand-alone debt covenant metric. Accordingly, please clarify why it appears you do not intend to present the full debt covenant calculation in future filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products